Exhibit 99.1

Golden Star Announces Results of Annual General and Special Meeting of Shareholders

TORONTO, May 7, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that all resolutions at today's annual general and special meeting of Golden Star shareholders were duly passed.

Resolution #1	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
To elect the following persons as directors of the Company:
(a) Timothy C. Baker	68,389,612	655,525	99.05%	0.95%
(b) Gilmour Clausen	68,303,972	741,165	98.93%	1.07%
(c) Anu Dhir	68,507,034	538,103	99.22%	0.78%
(d) Robert E. Doyle	68,317,635	727,502	98.95%	1.05%
(e) Ani A. Markova	68,509,041	536,096	99.22%	0.78%
(f) Karim M. Nasr	68,283,062	762,075	98.90%	1.10%
(g) Craig J. Nelsen	68,364,611	680,526	99.01%	0.99%
(h) Mona H. Quartey	68,514,110	531,027	99.23%	0.77%
(i) Andrew Wray	68,305,268	739,869	98.93%	1.07%

Resolution #2	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
To re-appoint PricewaterhouseCoopers LLP as the auditor of the Company and to authorize the Audit Committee to fix the auditor's remuneration	86,114,191	1,798,398	97.95%	2.05%

Resolution #3	Votes For	Votes Against	Percentage of Votes For	Percentage of Votes Against
To approve (i) the UK PSU Plan, (ii) the allotment and reservation of 4,714,484 common shares for issuance upon the exercise of PSUs, and (iii) the ratification of the prior grant by Golden Star of 1,409,236 PSUs(1)	58,782,322	10,262,815	85.14%	14.86%

Resolution #4	Votes For	Votes Against	Percentage of Votes For	Percentage of Votes Against
To pass a non-binding advisory resolution on Golden Star's approach to executive compensation(1)	67,390,561	1,654,576	97.60%	2.40%
Note (1): as described in more detail in the management information circular of the Company (dated March 12, 2020)

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two underground mines. Gold production guidance for 2020 is 195,000-210,000 ounces at a cash operating cost per ounce (please refer to the Non-GAAP Financial Measures disclaimer) of US$790-US$850. Since winning the PDAC 2018 Environmental and Social Responsibility Award, Golden Star has remained committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding gold production of 195,000 to 210,000 ounces and a cash operating cost of US$790-US$850 per ounce in 2020. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions, including financial and other risks resulting from the impact of the COVID-19 global pandemic; volatility of the Golden Star's stock price; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; future production; project development; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves or Mineral Resources, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining permitting, governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this news release, we use the terms "cash operating cost", "cash operating cost per ounce".

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cost of sales excluding depreciation and amortization" includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

We use "cash operating cost per ounce" as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019, which are available at www.sedar.com

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:15e 07-MAY-20